Acquisition U-1

As filed with the Securities and Exchange Commission on December 29, 2004

File No. 70-10255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM U-1/A

AMENDED AND RESTATED

APPLICATION-DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

___________________________________

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

(Name of Company filing this statement and address of principal executive offices)

___________________________________________________________________

David R. Emery

President and Chief Executive Officer

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

___________________________________________

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Steven J. Helmers

Senior Vice President and General Counsel

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

Michael C. Griffen

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, DC 20004

TABLE OF CONTENTS

                                                                                                                                                                                                                                                                                                        PAGE

Item 1. Description of the Proposed Transactions	1
A. Introduction	1
B. Overview of the Acquisition	2
C. Description of the Parties to the Acquisition	3
1. Black Hills Corporation and its Subsidiaries	3
a. Black Hills Corporation	3
b. Black Hills Power’s Utility Business	4
c. Black Hills Services	5
d. Black Hills’ Financial Position 6
2. Cheyenne Light, Fuel & Power Company	7
a. CLF&P’s Utility Business	7
b. CLF&P’s Financial Position	9
D. Description of the Acquisition	10
E. Management and Operation of CLF&P Following the Acquisition	11
F. Financing CLF&P’s Operations Following the Acquisition	13
G. Accounting Treatment for the Acquisition; Impact on Rates	21
H. Rule 54 Analysis	21
Item 2. Fees, Commissions and Expenses	22
Item 3. Applicable Statutory Provisions	22
A. Applicable Provisions	22
B. Legal Analysis of the Acquisition	23
1. Section 9(a)(2) – Acquisition of Utility Voting Securities	23
2. Section 10(b) – Three Requirements for Approval	24

a. Section 10(b)(1) – Interlocking Relations/Concentration of Control	25
b. Section 10(b)(2) – Acquisition Consideration and Fees	31
c. Section 10(b)(3) – Uncomplicated Capital Structure; No Detriment to Protected Interests	33
3. Sections 10(c), 8 and 11 – Statutory Requirements	36
a. Sections 8 and 11	37

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b. The Black Hills Electric System is an Integrated Utility System	39
c. Acquisition and Retention of the CLF&P Electric System and the CLF&P Gas System	50
d. Retention of Other Businesses	53
4 Section 10(f) – Compliance with State Law	55
Item 4. Regulatory Approvals	56
A. Antitrust Laws	56
B. Federal Power Act	57
C. State Public Utility Regulation	57
D. Public Utility Holding Company Act	57
E. Other	58
Item 5. Procedure	58
Item 6. Exhibits and Financial Statements	59
A. Exhibits	59
B. Financial Statements	60
Item 7. Information as to Environmental Effects	60

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The Application/Declaration filed in this proceeding on October 14, 2004, is hereby amended and restated in its entirety to read as follows.

Item 1.	Description of the Proposed Transactions

A.	Introduction

In this Application-Declaration (“Application”),1 Black Hills Corporation (“Black Hills”) is seeking the approvals required under the Public Utility Holding Company Act of 1935, as amended (the “Act”), from the Securities and Exchange Commission (“SEC” or “Commission”) in connection with its proposed acquisition of the outstanding voting securities of Cheyenne Light, Fuel and Power Company (“CLF&P”) (the “Acquisition”).2

Black Hills is currently the parent holding company of Black Hills Power, Inc. (“Black Hills Power”), a utility company which is engaged in the generation, transmission, distribution, and sale of electricity to customers in South Dakota, Wyoming, and Montana and the wholesale sale of power in the western United States. CLF&P, currently a wholly-owned utility company subsidiary of Xcel Energy, Inc. (“Xcel Energy”), is a combination retail electric and gas operating utility serving customers exclusively in Wyoming. Black Hills also owns non-utility subsidiaries engaged in energy, energy-related, and telecommunications activities.3

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1.	Unless defined in this Application, capitalized terms have the meaning defined in the Act.

2.             On July 19, 2004, as amended and restated on November 1, 2004, and December 28, 2004, Black Hills filed an Application-Declaration (the “Registration U-1”) with the Commission requesting the authorizations and approvals required under the Act with respect to the internal restructuring of various functions and activities necessary to enable Black Hills and its Subsidiaries to operate as a registered holding company system and engage in ongoing financing and investment activities, intra-system services, and other transactions following the registration of Black Hills as a public utility holding company under the Act. Black Hills Corporation, File No. 70-10237. Black Hills will register as a holding company following the issuance of the Commission’s order with respect to the Registration U-1.

3.	Black Hills and its subsidiaries are referred to herein as the “Black Hills System”.

The Acquisition will join two relatively small, well-managed utility companies operating in adjacent states into an energy company responsive to the unique challenges confronting utilities in the western United States. The Acquisition will provide benefits to Black Hills’ shareholders and to the employees and customers of Black Hills Power and CLF&P. The Acquisition will significantly improve Black Hills’ competitive position and create enhanced opportunities for the future growth of its utility business.

B.	Overview of the Acquisition

Black Hills and Xcel Energy entered into a Stock Purchase Agreement, dated as of January 13, 2004 (the “Acquisition Agreement”), pursuant to which Black Hills will acquire all of the issued and outstanding shares of common stock of CLF&P currently held by Xcel Energy for $82 million, payable in cash at closing, less principal and accrued interest on all CLF&P indebtedness, and appropriate adjustments for working capital and capital expenditures.4 The Acquisition Agreement has been approved by the Boards of Directors of Black Hills and Xcel Energy. No shareholder approval of the Acquisition is required.

The Acquisition has been approved by the Wyoming Public Service Commission (“Wyoming Commission”)5 and the Federal Energy Regulatory Commission (“FERC”).6 Further, the Federal Trade Commission (“FTC”) has granted early termination of the applicable

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4.          A copy of the Acquisition Agreement is attached hereto as Exhibit B-1 and is incorporated herein by reference.

5.          The Wyoming Commission approved the Acquisition on August 26, 2004. In the Matter of the Application of Cheyenne Light Fuel and Power Company and Black Hills Corporation for Authority to Transfer All of the Issued and Outstanding Stock in Cheyenne Light Fuel and Power Company to Black Hills Corporation, Order Approving Stock Sale Transaction and Stipulation, Docket Nos. 20003-EA-04-75 and 30005-GA-04-97 (August 26, 2004). A copy of the Wyoming Commission’s order is provided as Exhibit No. D-2.2.

6.          FERC approved the Acquisition on September 20, 2004. Black Hills Corporation, et al., 108 FERC ¶ 62,247 (2004). A copy of the FERC order is provided as Exhibit No. D-1.2.

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waiting period with respect to the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).7 Notice filings will also be made with the Federal Communications Commission (the “FCC”) in connection with the transfer of various telecommunications licenses.8 Apart from the approvals of the Commission under the Act, the foregoing approvals are the only governmental approvals and filings required for the Acquisition.

C.	Description of the Parties to the Acquisition
	1.	Black Hills Corporation and its Subsidiaries
		a.	Black Hills Corporation

Black Hills is a South Dakota corporation with its principal executive offices located at 625 Ninth Street, Rapid City, South Dakota 57701. Black Hills is an integrated energy company with three principal subsidiaries engaged in three principal lines of business:

(i)	Black Hills Power, a regulated electric utility company;

(ii)

Black Hills Energy, Inc. (“Black Hills Energy”), an unregulated Subsidiary engaged through its Subsidiaries in the development, ownership, and operation of exempt wholesale generators (“EWGs”) and qualifying facilities (“QFs”), the production, transportation and marketing of natural gas, oil, coal, and other energy commodities, power marketing and other energy-related activities; and

(iii)

Black Hills FiberCom, LLC (“Black Hills FiberCom”), an unregulated Subsidiary engaged in telecommunications activities, which has applied to the FCC for a determination that it is an exempt telecommunications company (“ETC”).

Black Hills is currently a public utility holding company within the meaning of the Act. In past years, Black Hills had made annual filings on Form U-3A-2 pursuant to Rule 2 of the Commission’s regulations claiming an intrastate exemption under Section 3(a)(1) of the Act.

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7.          The FTC granted early termination of the applicable waiting period on May 17, 2004. Black Hills Corporation, et al., Trans. Num. 20040862 (May 17, 2004).

8.          No approvals from the South Dakota Public Utilities Commission ("South Dakota Commission") are required for the Acquisition.

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Upon the issuance of the Commission’s order with respect to the Registration U-1, Black Hills will register with the Commission as public utility holding company under Section 5 of the Act.

b.	Black Hills Power’s Utility Business

Black Hills Power is a South Dakota corporation with its principal office in Rapid City, South Dakota. Black Hills Power is engaged in the generation, transmission, distribution and sale of electricity to approximately 60,000 retail customers in eleven counties throughout a 9,300 square mile service territory comprising portions of western South Dakota, eastern Wyoming and southern Montana.9 Black Hills Power also sells bundled capacity and energy service to the municipal electric system of the City of Gillette, Wyoming, and wholesale capacity and energy to other wholesale customers under its market-based rate wholesale power sales tariff on file with FERC. Black Hills Power owns generating facilities located in its South Dakota service area and in Wyoming’s Powder River Basin, just west of Black Hills Power’s service territory.

Black Hills Power owns and operates a small transmission system of 230 kV and smaller transmission facilities located in southwest South Dakota and northeast Wyoming, with a 69 kV distribution extension into southeast Montana. Black Hills Power’s transmission system totals 2,195 miles of transmission facilities. Black Hills Power provides transmission service over its system under a joint open access transmission tariff on file with FERC in Docket No. ER03-1354-000 (the “Black Hills Power Joint Tariff”).10 Black Hills Power shares an ownership interest with Basin Electric in a new 200-MW capacity AC/DC/AC converter tie facility located at Rapid City, South Dakota (the “Rapid City Tie”) that interconnects the Western and Eastern

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9.          Black Hills Power’s distribution facilities in Montana are extremely limited, and Black Hills Power served only 34 retail customers in Montana in 2003.

10.          The Black Hills Power Joint Tariff governs the provision of transmission service on the combined transmission systems of Black Hills Power and the neighboring transmission systems of Basin Electric Power Cooperative and Powder River Energy Corporation.

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electric grids. Transmission service over the Rapid City Tie is available under the Black Hills Power Joint Tariff. Because of its system’s isolated location, Black Hills Power provides transmission service to only a small number of third-party customers.11

Black Hills Power is subject to regulation as a public utility under the public utility laws of the states of South Dakota, Wyoming, and Montana with respect to retail electric rates and charges, issuance of most of its securities, service and facilities, classification of accounts, and transactions with affiliated interests. Black Hills Power is also subject to regulation by FERC pursuant to the Federal Power Act with respect to the classification of accounts, rates for wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements and acquisitions and sales of certain utility properties. Black Hills Power has been subject to a retail rate freeze in South Dakota since August 1, 1995. Black Hills Power’s retail rate freeze will expire at the end of 2004, but absent Black Hills Power’s request of a rate increase from the South Dakota Commission or other action by the South Dakota Commission, its rate freeze will continue indefinitely.

c.	Black Hills Services

In the Registration U-1, Black Hills has requested authorization to organize and capitalize Black Hills Services Company, Inc. (“Black Hills Services”), to serve as a services company for Black Hills and its Subsidiaries (the “Black Hills System”). Black Hills Services will provide centralized services, such as accounting, financial, human resources, information technology, and legal services to Black Hills Power and other companies in the Black Hills System pursuant to services agreements (the “Services Agreements”) consistent with the standard forms of

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11.         Maps of the Electric Service Area and Transmission System of Black Hills Power are provided as Exhibit E-1.

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Services Agreement submitted with the Registration U-1.12 Upon the consummation of the Acquisition, Black Hills Services also will enter into a Service Agreement with CLF&P. As discussed in greater detail herein and in the Registration U-1, Black Hills is seeking certain exemptions from, or waiver of, the Commission’s rules regarding the provision and pricing of certain goods and services to and from the Utility Subsidiaries of Black Hills. The requested exemptions and waivers would apply to CLF&P in certain instances.

d.	Black Hills’ Financial Position

As of the close of business on September 30, 2004, there were 32,469,000 shares of Black Hills common stock issued and outstanding. Black Hills’ total assets as of September 30, 2004 were $2,031,535,000, consisting of $480,998,000 in total electric utility assets and $1,550,537,000 in other corporate assets. For the nine months ended September 30, 2004, Black Hills Power had electric utility revenues of $129,377,000. For the year ended December 31, 2003, Black Hills Power had electric utility revenues of $171,019,000.

Black Hills is a financially strong company which has demonstrated consistent financial performance. Black Hills has provided its shareholders with 34 consecutive years of dividend increases. Black Hills shareholders’ total return over the past five years has exceeded the total return on the S&P 500 Index and has exceeded the total return on the EEI Investor Owned Electric Index. Black Hills has investment grade ratings from both major rating agencies (Baa3 from Moody’s and BBB- from Standard & Poor’s).13

2.	Cheyenne Light, Fuel & Power Company.

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12.         Two forms of Black Hills Services’ Services Agreements are provided as Exhibit B-2 to the Registration U-1. One form of Services Agreements is for utilities, the other form is for non-utilities.

13.         Black Hills’ Annual Report on Form 10-K for 2003, and its most recent Quarterly Reports on Form 10-Q, are provided as Exhibits H-1, H-3, H-5, and H-7 to this Application.

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a.	CLF&P’s Utility Business

CLF&P, currently a wholly-owned subsidiary of Xcel Energy,14 is a small combination retail electric and gas operating utility that operates exclusively in Wyoming. As of December 31, 2003, CLF&P served 37,806 electric retail customers and 30,709 gas retail customers, in and around the City of Cheyenne in southeast Wyoming. CLF&P makes no wholesale sales of electricity.

CLF&P has historically obtained full electric requirements service to serve its retail electric load. Since 2001, CLF&P has obtained full requirements service from its affiliate PSCo.

Black Hills supplies power to PSCo and therefore may from time-to-time indirectly supply a portion of CLF&P’s requirements. In 2001, Black Hills Wyoming, Inc. (“Black Hills Wyoming”), a wholly-owned indirect non-utility Subsidiary of Black Hills that owns and operates electric generating facilities located in Wyoming, entered into two long-term power sales agreements with CLF&P to supply CLF&P with up to 100 MW of electric capacity and associated energy and some ancillary services on a unit-contingent basis (“PPAs”). One of the PPAs expires in 2011, the other expires in 2013. CLF&P subsequently assigned the PPAs to PSCo through 2003 and again from 2004 through 2007, both periods when PSCo was or will be the full requirements supplier of CLF&P. After 2007, the PPAs automatically will revert back from PSCo to Cheyenne without further action by any party. Under the PPAs through 2007,

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14.         Xcel Energy is a registered holding company under the Act. In addition to CLF&P, Xcel Energy owns four utility companies: Northern States Power Company (“NSP”), a combination electric and gas utility that operates in Minnesota, North Dakota, and South Dakota; Northern States Power Company (Wisconsin) (“NSP-W”), a combination electric and gas utility that operates in Wisconsin and Michigan; Public Service Company of Colorado (“PSCo”), a combination electric and gas utility that operates in Colorado; and Southwestern Public Service Company (“SPS”), an electric utility which operates in Texas, New Mexico, Oklahoma, and Kansas (collectively the “Xcel Energy Operating Companies”).

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PSCo may from time-to-time dispatch Black Hills Wyoming’s generation to serve CLF&P’s load.

The Xcel Energy Operating Companies operate an integrated electric system within the meaning of the Act and coordinate their operations in certain respects in accordance with a Joint Operating Agreement (“JOA”). CLF&P is not directly interconnected with any of the Xcel Energy Operating Companies, and it is not considered part of the primary Xcel Energy electric system. Rather, CLF&P is a separate system that the Commission allowed Xcel Energy to retain under the Act. CLF&P is not a party to the Xcel Energy JOA. The Xcel Energy Operating Companies, along with CLF&P, also offer transmission service on a joint basis pursuant to the Xcel Energy Open-Access Transmission Tariff (“Xcel Energy OATT”).

CLF&P owns only limited transmission facilities. CLF&P owns two 115 kV transmission line segments that total 25.5 miles in length that are situated wholly within, and are operated by, Western Area Power Administration’s (“WAPA”) Rocky Mountain Region control area. CLF&P also owns limited transmission facilities in two WAPA transmission substations and a switching station. CLF&P uses these transmission facilities to interconnect its distribution system with the WAPA transmission system. Although its transmission facilities lines operate at transmission voltage (115 kV), they effectively serve only as an extension of CLF&P’s distribution system, enabling CLF&P to interconnect its system with the WAPA system. Transmission service over the CLF&P transmission facilities is offered under the Xcel Energy OATT, although Xcel Energy has never received any request for transmission service over CLF&P’s transmission facilities.

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CLF&P does not have any rate schedules or tariffs on file with FERC. CLF&P is a “public utility” as defined in Section 201(e) of the Federal Power Act solely on account of its ownership of the limited set of transmission facilities described above.

CLF&P also provides natural gas distribution service to over 30,000 retail customers in a 1,200 square mile service area of southeastern Wyoming in and adjacent to Cheyenne, which substantially overlaps its electric service area. In 2003, 26% of CLF&P’s operating revenues, and 36% of its operating income, were from its gas operations.15

CLF&P is currently subject to the provisions of the Act since it is a wholly-owned subsidiary of Xcel Energy, a registered holding company. CLF&P is subject to regulation by the Wyoming Commission with respect to retail rates, accounting, service standards, service territory, issuance of securities, certification of projects, and various other matters. CLF&P is also subject to the jurisdiction of FERC under the Federal Power Act with respect to its offer of transmission service under the Xcel Energy OATT.

b.	CLF&P’s Financial Position

CLF&P’s authorized capitalization consists of 100 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $100 per share. As of the close of business on December 31, 2003, there were 100 shares of CLF&P common stock issued and outstanding. CLF&P’s outstanding securities on December 31, 2003, consisted of $25 million in long-term debt. CLF&P’s property, plant and equipment as of December 31, 2003 was approximately $82,642,100, consisting of: $49,544,478 in net electric utility property, plant and equipment; $29,357,486 in net gas utility property, plant and equipment; and $3,740,136 in net other corporate assets. For the year ended December 31, 2003, CLF&P had electric utility

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15.         Maps of the Electric and Gas Service Areas and Transmission of CLF&P are provided as Exhibit E-2.

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revenues of $72,107,894 and gas utility revenues of $24,926,180. During the nine months ending September 30, 2004, CLF&P had total revenues of approximately $68 million.

CLF&P is a financially strong company that has demonstrated consistent financial performance. The company has consistently provided positive net operating income that has averaged over $4 million per year over the last ten years.16

D.	Description of the Acquisition

The Acquisition is structured as a stock purchase. Following the Acquisition, Black Hills will own all of the issued and outstanding shares of common stock of CLF&P. The Acquisition is subject to customary closing conditions, including the receipt of all necessary approvals from the Commission and other government agencies.

The Acquisition will be accounted for using purchase accounting. Black Hills will acquire CLF&P by paying Xcel Energy $82 million in cash, less principal and accrued interest on all CLF&P indebtedness, with appropriate adjustments for working capital and capital expenditures. Black Hills expects the purchase price to be approximately equal to CLF&P’s book value as of the date of the Acquisition Agreement. No new long-term debt is expected to be issued to finance Black Hills’ cash payment to Xcel Energy, although Black Hills will be indirectly assuming approximately $25 million of CLF&P’s outstanding long-term debt.

The Acquisition Agreement contains certain covenants relating to the conduct of business by CLF&P pending the consummation of the Acquisition. Generally, CLF&P must conduct its business in the ordinary course consistent with past practice and may not take extraordinary

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16.         Xcel Energy’s Annual Report on Form 10-K for 2003, and its most recent Quarterly Reports on Form 10-Q, are incorporated by reference as Exhibits H-2, H-4, H-6, and H-8 to this Application.

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actions, such as entering into any new contracts or making any capital expenditures that exceed threshold amounts, without Black Hills’ consent.

E.	Management and Operation of CLF&P Following the Acquisition

Following the Acquisition, CLF&P will be operated as a direct Subsidiary of Black Hills. Although Black Hills has not yet determined the leadership of CLF&P and the exact composition of the CLF&P’s board of directors, it is expected that the CLF&P official in charge of day-to-day operations at CLF&P will be a Wyoming resident, as will certain members of CLF&P’s board of directors. CLF&P’s corporate headquarters will remain in Cheyenne and CLF&P will retain local facilities in Wyoming for customer service, maintenance, and field work operations. Xcel Energy agreed to provide such transitional services at cost as part of the overall negotiations of the consideration to be paid by Black Hills in the Acquisition.

Immediately following the Acquisition and for a brief transition period thereafter, Xcel Energy will continue to provide CLF&P with certain operational and administrative services under a transition services agreement in order to assure the seamless transition of CLF&P’s utility operation from the Xcel Energy System to the Black Hills System.

As noted, Black Hills Services will enter into a Services Agreement with CLF&P. This Services Agreement will be substantially identical to the standard form of utility Services Agreement submitted with the Registration U-1. Pursuant to this agreement, Black Hills Services will provide CLF&P with certain administrative, management, and technical support services which, upon the completion of the transition period, will be substantially similar to the services that it intends to provide to Black Hills Power, utilizing the same work order procedures and methods of allocating costs specified in the Services Agreement. Certain employees of CLF&P may be transferred to and become employees of Black Hills Services.

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In addition, Black Hills Power and CLF&P may provide to one another and to other associate companies services incidental to their utility businesses, including but not limited to, infrastructure services maintenance, storm outage emergency repairs, supply planning services, switchyard activities and services of personnel with specialized expertise related to the operation of the utility. It is anticipated that these services will be provided in accordance with Rules 87, 90, and 91. Moreover, in accordance with Rules 87, 90, and 91, certain goods may be provided through a leasing arrangement or otherwise by one Utility Subsidiary to one or more associate companies, and certain assets may be used by one Utility Subsidiary for the benefit of one or more other associate companies. To the extent these services might exceed those allowable under applicable rules, Black Hills seeks approval pursuant to Rules 85(a), 87(a)(3), or otherwise for Black Hills Power and any future Utility Subsidiary to provide such services to each other, at cost as defined in Rules 90 and 91, as required for the efficient operation of the Black Hills System.

Black Hills Services will be required to provide the Commission with written notice at least 60 days prior to implementing any change in the type and character of the companies receiving services the methods of allocating costs to associate companies, or the scope or character of services to be rendered. If, upon the receipt of any such notice, the Commission shall notify Black Hills Services within the sixty-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation, or order thereunder, the proposed change shall not become effective unless and until Black Hills Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

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As Black Hills explains in the Registration U-1, Black Hills expects Black Hills Services to be formed within 60 days of the issuance of the Commission’s order with respect to this Application. However, in the Registration U-1 Black Hills has sought authority to delay, for a period not longer than 12 months following the date of such order, the full implementation of all expected services to be provided by Black Hills Services and full implementation of required accounting systems and cost allocation methodologies, provided that Black Hills committed in the Registration U-1 to implement the Commission’s “at cost” requirements under Rule 90 as soon as practicable for each type of service following the establishment of Black Hills Services. Such transition period is necessary to accommodate the complexities of the formation and implementation of the services company. First, appropriate personnel from Black Hills and its Subsidiaries will be transferred to Black Hills Services’ employ, but the timing of those transfers will be subject to the need to transfer employee benefit, health, and pension plans, contracts, licenses, and permits to Black Hills Services subject to the receipt of applicable approvals and consents from regulators, counterparties, and vendors. Moreover, Black Hills Services will need to develop systems to fully implement the desired accounting requirements. Black Hills anticipates that it will take up to twelve months to transfer employees to Black Hills Services, develop and implement accounting and other systems, and make Black Hills Services fully operational. Accordingly, as Black Hills has explained in the Registration U-1, Black Hills requests a phased-in transition period for Black Hills Services of up to twelve months.17

F.	Financing CLF&P’s Operations Following the Acquisition

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17.         The Commission has allowed similar phase-in periods in the past for companies becoming subject to the Act for the first time as a result of a merger or acquisition. See, e.g., Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2001); AGL Resources, Inc., Holding Company Act Release No. 35-27243 (Oct. 5, 2000); New Century Energies, Inc., Public Holding Company Act Release No. 35-27212 (Aug. 16, 2000); Dominion Resources, HCAR No. 35-27113 (Dec. 15, 1999).

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The existing equity and long-term debt securities of CLF&P, as described above, will remain outstanding after the Acquisition closes. In general, all securities issuances by CLF&P, other than indebtedness with a final maturity of less than one year, renewable for a period of not more than two years, must be approved by the Wyoming Commission. All external securities issued by CLF&P, other than short-term indebtedness and all intercompany borrowings by CLF&P, will be exempt from sections 6(a) and 7 of the Act under Rule 52(a).

In the Registration U-1, Black Hills has requested authorization and approval of the Commission with respect to the issuance of various types of debt and equity securities, the provision of guarantees and other forms of credit support, and other types of financing transactions by Black Hills and its Subsidiaries, including its Utility Subsidiaries, following the registration of Black Hills as a holding company, to the extent such financing arrangements are not exempt under Rule 52. Black Hills has requested authorization for these financing transactions for the period beginning with the effective date of the Commission order issued with respect to the Registration U-1 continuing to and including December 31, 2007 (the “Authorization Period”). To the extent that the financing authorizations provided in the Commission’s order issued with respect to the Registration U-1 apply to Black Hills’ Subsidiaries generally, or to its Utility Subsidiaries in particular, Black Hills requests that these authorizations also apply to CLF&P.

In the Registration U-1, Black Hills has requested the Commission to approve a financing request for the issuance of up to an additional $1 billion in securities of Black Hills and its Subsidiaries outstanding at any time, subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary. Black Hills requests that $100 million of the Utility Subsidiary financing sublimit apply to CLF&P to permit CLF&P to issue securities up to a total of $100 million during the Authorization Period.

In particular, Black Hills requests authority for CLF&P to issue and sell from time to time during the Authorization Period short-term debt securities to unaffiliated lenders, to enter into interest rate hedging transactions, and to become a participant in the Black Hills System utility money pool (“Utility Money Pool”). CLF&P will not engage in any such financing transactions unless, on a pro forma basis taking into account the amount and types of the

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financing and the application of the proceeds thereof, common equity as a percentage of capitalization (including short-term debt and current maturities of long-term debt) is at least 30%.

1.	External Short-Term Debt

Prior to the Acquisition, CLF&P will not have any outstanding third-party short-term debt (other than the current portion of long-term debt). After CLF&P becomes a subsidiary of Black Hills, Black Hills seeks for CLF&P the flexibility to establish credit lines and make short-term borrowings as needed to finance its operations and support working capital needs, consistent with Black Hills’ request for such authority with respect to Black Hills Power as requested in the Registration U-1. Accordingly, Black Hills requests authorization for CLF&P to issue commercial paper and/or establish and make secured or unsecured short-term borrowings (i.e., maturities less than one year) under credit lines with banks or other institutional lenders from time to time during the Authorization Period to the extent such arrangements are not exempt under Rule 52, provided that the aggregate principal amount of commercial paper and borrowings by CLF&P at any time outstanding under credit facilities, when added to the aggregate amount of borrowings at any time by CLF&P under the Utility Money Pool, described below, and direct borrowings at any time by CLF&P from Black Hills, will not exceed the limit allowed under Wyoming law. Subject to this limitation, Black Hills requests authority for CLF&P to sell commercial paper, from time to time, in established commercial paper markets. The commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring the commercial paper will reoffer it at a discount to corporate, institutional and individual investors. Black Hills

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anticipates that the commercial paper may be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies, and nonfinancial corporations.

The issuance of secured short-term debt by CLF&P would be limited to those circumstances in which CLF&P can expect a savings in costs over the issuance of unsecured short-term debt or in which unsecured credit is unavailable, except at a higher cost than secured short-term debt. Black Hills anticipates that the collateral offered as security for short-term debt of CLF&P would generally be limited to short-term assets, such as inventory and/or accounts receivable.

Black Hills also requests authority for CLF&P to establish credit lines with banks or other institutional lenders and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as it deems appropriate in light of its needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the limitation allowed under Wyoming Law. The effective cost of money on all external short-term borrowings by CLF&P will not exceed at the time of issuance 300 basis points over the six-month London Interbank Offered Rate (“LIBOR”) for maturities of less than one year.18

Except for securities issued for the purpose of funding Utility Money Pool operations, CLF&P will not issue any short-term debt securities in reliance upon the authorization granted by the Commission under this Application, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of CLF&P that are rated are rated investment

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18.	See Ameren Corporation, Holding Company Act Release No. 35-27860 (June 18, 2004).

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grade; and (iii) all outstanding securities of Black Hills that are rated are rated investment grade (“Investment Grade Condition”). For purposes of this Investment Grade Condition, a security will be deemed to be rated “investment grade” if it is rated investment grade by at least one “nationally recognized statistical rating organization,” as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Black Hills requests that the Commission reserve jurisdiction over the issuance of any short-term debt securities by CLF&P at any time that the conditions set forth in clauses (i) through (iii) are not satisfied.

2.	Participation in Utility Money Pool

In the Registration U-1, Black Hills requested authorization to establish a Utility Money Pool in order to provide for the short-term cash and working capital needs of its Utility Subsidiaries. Black Hills’ Non-Utility Subsidiaries would be authorized to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. Black Hills may not make borrowings under the Utility Money Pool. If surplus funds made available by the participants in the Utility Money Pool (i.e., “Internal Funds”) are used to fund loans to eligible borrowers, the interest rate applicable to such loans will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal or the rate then available to the lending company from an eligible investment in readily marketable money market funds or the existing short-term investment accounts maintained by the lender during the period in question. If proceeds from external borrowings by any participant in the Utility Money Pool (i.e., “External Funds”) are used to fund loans to eligible borrowers, the interest rate is equal to the

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lending company’s cost of borrowing. In cases where both Internal Funds and External Funds are used to fund loans to eligible borrowers, the applicable interest rate is a composite rate equal to the weighted average of the Internal Funds and External Funds.

Black Hills requests authorization for CLF&P to become a party to the Utility Money Pool Agreement after the closing of the Acquisition on the same basis as Black Hills Power.

3.	Interest Rate Hedges

Black Hills also requests authorization for CLF&P to enter into interest rate hedging transactions (“Interest Rate Hedges”) with respect to outstanding indebtedness, subject to certain limitations and restrictions, in order to reduce or manage its effective interest rate cost. CLF&P would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of the underlying debt instrument in any interest rate swap exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period.

Interest Rate Hedges (other than exchange-traded interest rate futures contracts) would only be entered into with counterparties (“Approved Counterparties”) whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of such counterparties, as published by Standard and Poor’s Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody’s, Fitch Investor Services, or Duff and Phelps. Interest Rate Hedges will involve the use of financial instruments commonly used in today’s

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capital markets, such as interest rate and currency forwards, swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of any underlying asset or index), or transactions involving the purchase or sale, including short sales, of government or agency (e.g., Fannie Mae) obligations, or LIBOR-based swap instruments (collectively, “Hedge Instruments”). The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

In addition, Black Hills requests authorization for CLF&P to enter into interest rate hedging transactions with respect to anticipated debt offerings (“Anticipatory Hedges”), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix the interest rate and/or limit the interest rate risk associated with any new issuance through: (i) A forward sale of exchange-traded Hedge Instruments (each a “Forward Sale”), (ii) the purchase of put options on Hedge Instruments (“Put Options Purchase”), (iii) a Put Options Purchase in combination with the sale of call options on Hedge Instruments (“Zero Cost Collar”), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar, and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange (“On-Exchange Trades”) with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or other financial exchange, the opening of over-the-counter positions

19

with one or more counterparties (“Off-Exchange Trades”), or a combination of On-Exchange Trades and Off-Exchange Trades. CLF&P will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. CLF&P may decide to lock in interest rates and limit its exposure to interest rate increases. The proposed terms of CLF&P’s Anticipatory Hedges are substantially the same as the Commission has approved in other cases.19

CLF&P will comply with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivatives Instruments and Hedging Activities,” adopted and implemented by the Financial Accounting Standards Board (“FASB”). The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into. CLF&P will comply with future FASB financial disclosure requirements associated with hedging transactions. 20 Black Hills will not engage in speculative hedging transactions and all hedging transactions in financial instruments will be matched to an underlying business requirement.

4.	Organization and Acquisition of Financing Subsidiaries

Black Hills also requests authorization for CLF&P to acquire, directly or indirectly, the common stock or other equity securities of one or more entities (“Financing Subsidiaries”) formed exclusively for the purpose of facilitating the issuance of long-term debt and/or preferred securities and for the loan or other transfer of the proceeds thereof to CLF&P. In connection with any such financing transaction, CLF&P may enter into one or more guarantees or other

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19.	See Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004).

20.         Black Hills’ accounting standards commitment is the same commitment the Commission has approved in other cases. See Exelon Corporation, Holding Company Act Release 35-27830 (April 1, 2004).

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credit support agreements in favor of its Financing Subsidiary. Black Hills also requests authorization for CLF&P to enter into support, servicing, or expense agreements (“Expense Agreement”) with respect to the obligations of a Financing Subsidiary, under which CLF&P would agree to pay all expenses of the Financing Subsidiary and to facilitate the Financing Subsidiary’s agreements with third parties in connection with the Financing Subsidiary’s financing activities approved in this Application.

In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent for bankruptcy purposes, the ratings agencies may require that any Expense Agreement whereby the parent provides services related to the financing to the Financing Subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent in the event of the bankruptcy of the parent without interruption or an increase of fees. Therefore, Black Hills requests approval under section 13(b) of the Act and rules 87 and 90 to enable CLF&P to provide the services described in this paragraph at a fee not to exceed a market price but only for so long as the Expense Agreement established by the Financing Subsidiary is in place.21

Any Financing Subsidiary organized under the authority granted in this proceeding shall be organized only if, in management’s opinion, the creation and utilization of such Financing Subsidiary will likely result in tax efficiencies, increased access to capital markets and/or lower

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21.         The authorization sought herein with respect to Financing Subsidiaries is substantially the same as that given in Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004).

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cost of capital for CLF&P. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any “utility asset,” as that term is defined under the Act.

Black Hills also requests authorization for CLF&P to issue to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes, or other unsecured debt instruments (individually, a “Note” and, collectively, the “Notes”) governed by an indenture or indentures or other documents. The Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase the Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) or any Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate.

G.	Accounting Treatment for the Acquisition; Impact on Rates

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” Black Hills will use the purchase method of accounting for the Acquisition. Under this method of accounting, the total cost of acquiring CLF&P will be assigned to the tangible and identifiable intangible assets acquired and liabilities assumed in the Acquisition on the basis of their fair values on the date of the acquisition. In this case, Black Hills intends to “push down” the purchase accounting and establish a new basis of accounting for the stand-alone financial statements of CLF&P.

H.	Rule 54 Analysis

Rule 54 states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect

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to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. As described in detail in the Registration U-1, Black Hills will not be in compliance with all of the provisions of the Rule 53 safe harbor. For the reasons discussed in the Registration U-1, Black Hills has requested in the Registration U-1 that the Commission approve additional financing for the purpose of allowing Black Hills to make additional investments in EWGs and FUCOs up to the Modified Rule 53 limitation and make no adverse findings under Rule 54 in connection with the other financing and investment approval sought therein. For those same reasons, Black Hills requests that the Commission make no adverse findings under Rule 54 in connection with the approvals of the Acquisition and other transactions sought herein.

Item 2.	Fees, Commissions and Expenses

Black Hills expects to pay or incur approximately $1.5 million in aggregate fees, commissions, and expenses, directly or indirectly, in connection with the proposed Acquisition.

Item 3.	Applicable Statutory Provisions
A.	Applicable Provisions

The proposed Acquisition is subject to Sections 9, 10, and 11 of the Act. To the extent that the proposed Acquisition is considered by the Commission to require authorization, exemption or approval under any section of the Act or rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

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B.	Legal Analysis of the Acquisition

A section-by-section analysis of the provisions of the Act related to the Acquisition demonstrates that the Acquisition is consistent with each of the sections of the Act referenced above and recent Commission precedents and therefore should be approved by the Commission.

1.         Section 9(a)(2) – Acquisition of Utility Voting Securities. Section 9(a) makes it unlawful, without approval of the Commission under Section 10:

(1)	for any registered holding company . . . to acquire, directly or indirectly, any securities or utility assets or any other interest in any business;

(2)

for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate.[22]

Black Hills is currently an affiliate of Black Hills Power by virtue of Black Hills’ ownership of all of the outstanding voting securities of Black Hills Power. As a result of the Acquisition, Black Hills will acquire all of the outstanding voting securities of, and therefore become an affiliate of, CLF&P. However, Black Hills anticipates that it will not consummate the Acquisition until the Commission has issued its order with respect to the Registration U-1 and Black Hills has become a registered holding company by filing a notice of registration with the Commission pursuant to Section 5 of the Act. In either event, the Acquisition requires prior Commission approval under Section 10. The relevant standards for approval of the Acquisition are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

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22.         Under the definition set forth in Section 2(a)(11), an “affiliate” of a specified company means “any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company,” and “any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company.”

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The Acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

•	the Acquisition will not tend towards interlocking relations or concentration of control;

•	the consideration to be paid in the Acquisition is fair and reasonable;

•	the Acquisition will not result in an unduly-complicated capital structure for the Black Hills System;

•	the Acquisition is in the public interest and the interests of investors and consumers;

•	the Acquisition is consistent with Section 8 and not detrimental to carrying out the provisions of Section 11 of the Act;

•	the Acquisition tends toward the economical and efficient development of an integrated electric system and a permitted additional integrated gas system; and

•	the Acquisition will comply with all applicable state laws.

2.         Section 10(b) – Three Requirements for Approval. Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

•

such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers (Section 10(b)(1));

•

in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired (Section 10(b)(2)); or

•

such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system (Section 10(b)(3)).

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a.	Section 10(b)(1) – Interlocking Relations/Concentration of Control

Applicable Standard. The standards of Section 10(b)(1) are satisfied because the Acquisition will not “tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers.” The Acquisition will clearly result in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies.23 The links that will be established as a result of the Acquisition are not the types of interlocking relationships targeted by Section 10(b)(1), which is primarily aimed at preventing business combinations for reasons unrelated to attaining operating synergies.

In the present circumstances, the so-called “interlocking relationships” will consist of the recomposition of the CLF&P Board of Directors with Black Hills personnel or designees, and various contractual arrangements designed to integrate the Black Hills System and to produce or preserve efficiencies and economies. The addition of representatives of the parent company in a holding company system to the board of a new subsidiary within the system is commonplace. So too are the contractual arrangements that will be established among the companies in the Black Hills system. These arrangements are described below.

Services Agreements. CLF&P will enter into a utility Services Agreement with Black Hills Services consistent with the form of utility Services Agreement included with the Registration U-1 as Exhibit B-2. Black Hills Services will also provide services to Black Hills Power and Black Hills’ other direct and indirect non-utility Subsidiaries through this standard

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23.         Northeast Utilities, Holding Company Act Release No. 35-25221 (Dec. 21 1990), as modified, Holding Company Act Release No. 35-25273 (Mar. 15, 1991), aff’d sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (“interlocking relationships are necessary to integrate [the two merging entities]”).

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Services Agreement. The consolidation of functions into Black Hills Services to avoid the duplication of personnel and functions will produce economies and efficiencies. In addition, services incidental to their business functions may be provided directly by Black Hills Power and CLF&P in compliance with Rule 87(a)(3). The provision of services between Black Hills Power and CLF&P and certain affiliates will be subject to state regulation as well.

Power Sales and Marketing Agreements. All generating facilities in the Black Hills System owned by utilities will be owned or operated, maintained, and dispatched by Black Hills Power. In addition, some generating resources owned by Black Hills Energy will or may be scheduled or operated, maintained and dispatched by Black Hills Power as part of a coordinated operating function to service the Black Hills System loads. CLF&P does not currently own any generating facilities. Accordingly, CLF&P obtains its full electric requirements needed to serve its retail loads from off-system suppliers. As described in Item 1.C.2, CLF&P has obtained full requirements service from PSCo since 2001 and will continue to do so through 2007.

Transmission Agreements. Black Hills Power owns and operates a small transmission system located in South Dakota and Wyoming, with a small 69-kV distribution extension into Montana. The Black Hills Power transmission system is integrated with the regional transmission system, with interconnections with the WAPA and PacifiCorp transmission systems, and Black Hills Power provides transmission service to itself and third party transmission customers. Black Hills Power’s transmission system is located within WAPA’s Rocky Mountain Region (“RMR”) transmission control area. Black Hills Power operates its transmission system as a subcontrol area within the WAPA RMR control area.

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CLF&P owns a much smaller set of transmission facilities, comprised of two 115-kV transmission line segments that total 25.5 miles in length that are situated wholly within, and are operated by, WAPA’s RMR control area. CLF&P also owns facilities in two WAPA transmission substations and a switching station. CLF&P uses these transmission facilities to interconnect its distribution system with the WAPA transmission system. CLF&P’s transmission facilities do not comprise an integrated transmission network, and although open access transmission service is available over CLF&P’s facilities pursuant to the Xcel Energy OATT, Xcel Energy has informed Black Hills that no customer has ever requested service from Xcel Energy over them.

Because of the limited nature of CLF&P’s transmission facilities, unlike many existing registered holding company systems, the combined electric systems of Black Hills Power (“Black Hills Power Electric System”) and CLF&P ( “CLF&P Electric System”) will have no need for a transmission integration agreement. The Black Hills Power Electric System and the CLF&P Electric System will be physically interconnected through WAPA’s transmission system, to which Black Hills Power and CLF&P are both directly interconnected. The Black Hills Power Electric System is directly interconnected with the WAPA system at the Stegall West substation, located in Nebraska, and can also reach WAPA’s system through a short transmission path over PacifiCorp’s transmission system to PacifiCorp’s Dave Johnston/Casper substation, which is directly interconnected with the WAPA system. CLF&P has a renewable, firm network integration transmission service agreement with WAPA. WAPA has defined three interconnection points where CLF&P can accept defined amounts of power delivered over the WAPA system, as follows:

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Interconnection Point	Capacity
Stegall West Substation	75 MW
Dave Johnston/Casper Substation	75 MW
Ault Substation	159 MW

CLF&P has obtained full requirements service from its affiliate PSCo since 2001. Black Hills Wyoming, a Black Hills non-utility Subsidiary that owns and operates electric generating facilities located in Wyoming,24 supplies power to PSCo and therefore may from time-to-time indirectly supply power to CLF&P. In 2001, Black Hills Wyoming entered into the two long-term PPAs with CLF&P to supply CLF&P with up to 100 MW of electric capacity and associated energy on a unit contingent basis.25 CLF&P subsequently assigned the PPAs to PSCo through 2007. After 2007, the PPAs automatically will revert back from PSCo to Cheyenne without further action by any party.

In conjunction with entering into the PPAs, Black Hills Wyoming entered into a 60 MW, firm point-to-point transmission service agreement with Black Hills Power that allows Black Hills Wyoming to deliver energy sold under the PPAs to PSCo at the Stegall West substation in Nebraska, at which point the Black Hills Power system directly interconnects with the WAPA transmission system. Cheyenne has a long-term network integration transmission service agreement with WAPA by which it can utilize the WAPA transmission system to deliver power purchased from PSCo at Stegall West to CLF&P’s loads at points of delivery on the WAPA system. In addition, Black Hills can deliver energy to PSCo by utilizing a short transmission path over PacifiCorp’s transmission system to PacifiCorp’s Dave Johnston/Casper substation.

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24.         Black Hills Wyoming (formerly known as Black Hills Generation, Inc.) is an EWG. See Black Hills Generation, Inc., 95 FERC ¶ 62,025 (2001).

25.	As noted, the two PPAs expire in 2011 and 2013.

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The Black Hills Power Electric System and the CLF&P Electric System will be interconnected through these existing open access transmission arrangements without causing or requiring (a) any transmission cost shifts between Black Hills Power and CLF&P; (b) transmission cost equalization; (c) the incurrence of any central control and dispatch costs associated with integration; or (d) either Black Hills Power or CLF&P needing to construct additional transmission facilities. Accordingly, for all the reasons explained above, a transmission integration agreement between Black Hills Power and CLF&P is unnecessary.

Size. While the combination of Black Hills Power and CLF&P will result in a larger utility system, Black Hills’ acquisition of the CLF&P Electric System and CLF&P’s gas distribution system (“CLF&P Gas System”) will still result in a system small in both an absolute and a relative sense, and it will be able to benefit from economies of scale. The Black Hills Power Electric System and the CLF&P Electric System together will serve approximately 98,000 electric customers, and the CLF&P Gas System will serve approximately 30,000 gas customers located primarily in two states. As of December 31, 2003, the combined consolidated assets of Black Hills Power and CLF&P totaled approximately $623 million and, for the year ended December 31, 2003, combined consolidated operating revenues totaled approximately $268.1 million.

In the past, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations.26 By virtue of the Acquisition, Black Hills will be in a position to realize and

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26.         The Commission has previously noted that, although the framers of the Act were concerned about “the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations . . . [and] [t]hey wished to preserve these opportunities.” American Electric Power Company, Holding Company Act Release No. 35-27186 (June 14, 2000) (quoting American Electric Power, 46 SEC 1299 (1978). See also CP&L Energy, Inc., Holding Company Act Release No. 35-27284 (Nov. 27, 2000); Exelon Corporation, Holding Company Act Release No. 35-2756 (Oct. 19, 2000); New Century Energies, Inc., Holding Company Act Release No. 35-27212 (Aug. 16, 2000).

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preserve these types of benefits. Among other things, the Acquisition can be expected to preserve labor cost savings, corporate and administrative and purchasing savings, and savings in the cost of information technology, facilities, vehicles, and corporate programs including insurance, advertising, organization dues and benefits.27 In addition, Black Hills will integrate CLF&P into its financial structure and into Black Hills Power’s integrated resource planning processes, thereby allowing CLF&P to benefit in the long-term.

Competitive Effects. Section 10(b)(1) also requires the Commission to consider the possible anti-competitive effects of a proposed combination. In this case, Black Hills and Xcel Energy filed required Notification and Report Forms with the Department of Justice and the FTC pursuant to the HSR Act describing the effects of the Acquisition on competition in the relevant market. It is a condition to the consummation of the Acquisition that the applicable waiting period under the HSR Act shall have expired or been terminated, and the FTC granted early termination of the applicable waiting period on May 17, 2004.

The competitive impact of the Acquisition was considered by FERC in its process of approving the Acquisition under Section 203 of the Federal Power Act. In the joint application filed with FERC by Black Hills, Xcel Energy, and CLF&P on June 14, 2004, the applicants demonstrated that the Acquisition will not cause the consolidation of any generating capacity or transmission systems and therefore will not have any impact on competition. Accordingly, FERC approved the Acquisition without condition, concluding that “[t]he proposed transaction is

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27.         These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.B.3.b.

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authorized upon the terms and conditions and for the purposes set forth in the application.”28 The Commission has found, and the courts have agreed, that it may watchfully defer to FERC with respect to such matters.29

b.         Section 10(b)(2) – Acquisition Consideration and Fees. Section 10(b)(2) of the Act precludes approval of an acquisition if the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is “not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired.” The Commission has found “persuasive evidence” that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm’s-length negotiations between the managements of the companies involved, supported by opinions of financial advisors.30

The sale of CLF&P to Black Hills was the result of a selling process from which Black Hills emerged as the successful bidder. Black Hills understands that as part of the selling process, CLF&P received and evaluated additional independent bids. Xcel Energy estimated valuation ranges for CLF&P using several factors including: (i) discounted cash flows; (ii) multiples of comparable publicly traded companies; and (iii) multiples of comparable transactions.31 Black Hills preceded its execution of the Acquisition Agreement for CLF&P by extensive due diligence, analysis, and evaluation of the assets, liabilities and business prospects

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28.	Black Hills Corporation, et al., 108 FERC ¶ 62,247 at 3 (2004).

29.         See City of Holyoke v. SEC, 972 F.2d 358, 363-64 (D.C. Cir. 1992) (quoting Wisconsin’s Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989)).

30.	See, e.g., Ohio Power Company, Holding Company Act Release No. 35-16753 (June 8, 1970).

31.         See Xcel Energy’s Form U-1 application with respect to its sale of CLF&P to Black Hills, filed with the Commission on May 14, 2004.

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of CLF&P. Prices arrived at through arm’s-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.32

A further consideration under Section 10(b)(2) is the overall fees, commissions, and expenses to be incurred in connection with the Acquisition. Black Hills believes that these items are reasonable and fair in light of the size and nature of the Acquisition. As set forth in Item 2 of this Application, Black Hills expects to incur a total of approximately $1.5 million in fees, commissions, and expenses in connection with the Acquisition, including the fees of financial and other advisors. While the Acquisition involves a transaction that is considerably smaller than several recent utility mergers approved by the Commission, the fees and expenses associated with the Acquisition are also considerably smaller. Black Hills’ total fees and expenses for the Acquisition are expected to amount to approximately 1.8% of the estimated value of the Acquisition.

Black Hills believes that the estimated fees and expenses in this matter bear a fair relation to the value of the transaction to Black Hills and the benefits to be achieved by the Acquisition, and further that the fees and expenses are fair and reasonable in light of the size and nature of the Acquisition,33 particularly in light of the fact that the percentage of fees and expenses to the overall value of the legal and other work that must be done is similar to that required for much

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32.	See, e.g., Ohio Power Company, Holding Company Act Release No. 35-16753 (June 8, 1970).

33.         See, e.g., Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000) (fees and expenses represented approximately 1.5% of the consideration); Entergy Corporation, Holding Company Act Release No. 35-25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Company Act Release No. 35-25548 (June 3, 1992), modified on other grounds, Holding Company Act Release No. 35-25550 (June 4, 1992) (noting that fees and expenses must constitute normal costs and represent a minor part of the overall acquisition); Northeast Utilities, Holding Company Act Release No. 35-25548 (June 3, 1992) (fees and expenses represented approximately 2% of the value of the assets to be acquired).

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larger transactions. These fees and expenses are still fair and reasonable when viewed in light of the Acquisition’s expected benefits.

c.	Section 10(b)(3) – Uncomplicated Capital Structure; No Detriment to Protected Interests

             Section 10(b)(3) of the Act requires the Commission to determine whether the Application will “unduly complicate the capital structure” or be “detrimental to the public interest or the interest of investors or consumers or the proper functioning” of the Black Hills System. Black Hills’ capital structure will be similar to the capital structures of traditional registered holding company systems. Although Black Hills has an authorized class of preferred stock and a relatively small amount of preferred stock outstanding, it has no current plans to issue additional Black Hills preferred stock other than in connection with payouts under an earn-out associated with a 2000 acquisition. The only outstanding class of voting securities of Black Hills’ direct Non-Utility Subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by Black Hills (except as noted in Exhibits I-1 and I-2 to the Registration U-1). The existing debt securities and preferred stock of Black Hills, Black Hills Power, and CLF&P will remain outstanding without change.

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Set forth below are summaries of the capital structures of Black Hills and CLF&P as of December 31, 2003, and the pro forma consolidated capital structure of Black Hills (assuming the Acquisition occurred on December 31, 2003).

Unaudited Pro Forma Consolidated Condensed Capital Structure

(In Thousands – As of December 31, 2003)

	Black Hills Historical	CLF&P Historical	Pro Forma Adjustments	Consolidated Black Hills Pro Forma
Common Equity Common Stock, net of Treasury Shares	$ 408,159	$ 17,201	$(17,201)	$ 408,159
Retained Earnings Accumulated Other Comprehensive Income (Loss)	304,567 (11,122)	18,313 (1,631)	(18,313) 1,631	304,567 (11,122)
Total Common Equity	701,604	33,883	(33,883)	701,604
Preferred and Preference Stock Current Maturities of Pref. Stock	8,143			8,143
Total Preferred. and Preference Stock	8,143	—		8,143
Company Obligated Mandatorily Redeemable Preferred Securities
Long-Term Debt Bonds Other Current Maturities of LTD Intercompany	184,230 701,888 (17,659)	25,000 26,175	(26,175)	209,230 701,888 (17,659)
Total Long-Term Debt	868,459	51,175	(26,175)	893,459
Short-term Debt Current Maturities of LTD	— 17,659			17,659
Total Capital Structure	$ 1,595,865	$ 85,058	(60,058)	$ 1,620,865

The anticipated common equity as a percentage of total capitalization ratio of Black Hills upon the consummation of the Acquisition will be approximately 44%. This is well above the common equity percentage of capitalization found acceptable by the Commission in the past.34

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34.         The Commission generally has required a registered holding company system and its public-utility subsidiaries to maintain at least a 30% common equity percentage. See, e.g., Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); AGL Resources, Inc., Holding Company Act Release No. 35-27243 (Oct. 5, 2000). See also Exemption of Issuance and Sale of Certain Securities by Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Company Act Release No. 25573 (July 7, 1992); Northeast Utilities, Holding Company Act Release No. 35-25221 (Dec. 21, 1990). In the Registration U-1, Black Hills has committed to maintain at least a 30% common equity percentage during the Authorization Period.

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For all of the reasons outlined above, the Acquisition will not result in an unduly complicated capital structure for Black Hills.

No Detriment to Protected Interests. Section 10(b)(3) of the Act also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of the combined utility system. The combination of Black Hills and CLF&P is entirely consistent with the proper functioning of a registered holding company system.

As discussed below, the utility operations of the Black Hills Power Electric System and the CLF&P Electric System will be effectively interconnected through the WAPA transmission system on a contract basis through Black Hills’ and CLF&P’s existing transmission service arrangements and the availability of open access transmission service on the regional system through open access transmission tariffs on file with FERC.

The Black Hills Power Electric System, the CLF&P Electric System, and the CLF&P Gas System will be confined to a single area or region in southwest South Dakota, eastern Wyoming, and southwest Montana, a sparsely populated region which is not so large as to impair (considering the “state of the art”) localized management, efficient operation, and effective regulation. The CLF&P Gas System will serve retail gas customers in a small area encompassing the City of Cheyenne and its local environs. The combination will preserve substantial savings and benefits to the public and to consumers and investors of both companies and facilitate further new savings and efficiencies in the future.

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The consummation of the Acquisition is conditioned upon receipt of all necessary State and Federal regulatory approvals.35 These regulatory approvals will ensure that the interests of Black Hills Power’s and CLF&P’s customers are adequately protected. FERC’s approval of the Acquisition provides assurances that the Acquisition will have no adverse effect on competition, no adverse effect on wholesale rates, and no adverse effect on Federal and State regulation. The Wyoming Commission’s approval provides assurances that Wyoming retail customers are adequately protected.

As noted by the Commission in approving Entergy’s acquisition of Gulf States Utilities, “concerns with respect to investors’ interests have been largely addressed by developments in the Federal securities laws and the securities market themselves.”36 Black Hills is, and will remain, a reporting company subject to the continuous disclosure requirements of the Securities and Exchange Act of 1934 (the “1934 Act”), following the completion of the Acquisition. The various reports previously filed by Black Hills (and Xcel Energy) under the 1934 Act contain readily-available information concerning the Acquisition.

For the foregoing reasons, Black Hills believes that the Acquisition will be in the public interest and in the interests of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.

3.	Sections 10(c), 8 and 11 – Statutory Requirements

Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out

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35.         As noted above, the Wyoming Commission approved the Acquisition on August 26, 2004, and FERC approved it on September 20, 2004. See Exhibits D-2.2 and D-1.2.

36.	Entergy Corporation, Holding Company Act Release No. 35-25952 (Dec. 17, 1993).

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of the provisions of Section 11 or the acquisition of securities or utility assets of a public utility or holding company, unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

a.	Sections 8 and 11

(1)       The Acquisition will be Lawful under Section 8. Section 10(c)(1) first requires that the Acquisition be lawful under Section 8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Acquisition will not result in any new situation of common ownership—so-called “combination” systems—within a given state. CLF&P has provided, and will continue to provide, electric service in and around Cheyenne, Wyoming, and, as it has for many years, it will also provide gas distribution services in southeast Wyoming. Because Wyoming law does not prohibit combination gas and electric utilities serving the same area, the Acquisition does not raise any issue under Section 8 of the first clause of Section 10(c)(1).37

(2)       The Acquisition Is Not Detrimental to Carrying Out the Provisions of Section 11. Section 10(c)(1) also requires that the Acquisition not be “detrimental to the carrying out of the provisions of Section 11.” Section 11(b)(1) directs the Commission generally to limit a registered holding company “to a single integrated public-utility system” and permitted “additional” systems. Because the Black Hills Power Electric System is clearly a “single integrated public utility system” within the meaning of the Act38 and Black Hills will acquire

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37.         Similarly, South Dakota law does not prohibit combination gas and electric utilities serving the same area.

38.         Section 2(a)(29)(A) of the Act defines an integrated public-utility system, as applied to electric utility properties, to mean “a system consisting of one or more units of generating plants and/or transmission lines or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair . . . the advantages of localized management, efficient operations, and the effectiveness of regulation.”

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and hold permitted “additional integrated public-utility” systems--the CLF&P Electric System and the CLF&P Gas System--the Acquisition will not be detrimental to carrying out the provisions of Section 11.

The Commission has held that a registered holding company cannot own properties that are not part of its principal integrated system unless they satisfy the A-B-C clauses.39 As explained below, the Black Hills Power Electric System constitutes a single integrated public utility system, and the CLF&P Electric System and the CLF&P Gas System each constitute permitted “additional integrated public-utility” systems under the “A-B-C” clauses of Section 11(b)(1). Accordingly, Black Hills should be permitted to hold the Black Hills Power Electric System as a single integrated public-utility system and acquire and hold the CLF&P Electric System and the CLF&P Gas System as permitted “additional systems”. Black Hills’ acquisition of the CLF&P Electric System and the CLF&P Gas System as “additional systems” will not be detrimental to carrying out the provisions of Section 11.

b.         The Black Hills Power Electric System Is An Integrated Utility System. As required by the Act and discussed in this section, the Black Hills Power Electric System constitutes a system consisting of one or more units of generating plants, transmission lines, and distribution facilities, all of which are physically interconnected and located in the same region of western South Dakota, eastern Wyoming, and southern Montana. Under normal conditions, the generating, transmission, and distribution facilities of the Black Hills Power

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39.         See, e.g., United Gas Improvement Co., 9 S.E.C. 52, 65 (1941) (section 11(b)(1) permits more than one integrated system only if the additional system or systems meets the standards of the ABC clauses; a utility subsidiary is not retainable as part of an additional system unless those clauses are satisfied). See also Philadelphia Co., 28 S.E.C. 35 (1948), aff'd, 177 F.2d 720 (D.C. Cir. 1949).

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Electric System are economically operated as a single interconnected and coordinated system confined in its operations to its region. The Black Hills Power Electric System is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission should determine that the Black Hills Electric System will constitute a single, integrated electric utility system as defined in Section 2(a)(29)(A) of the Act. The factors that establish the Black Hills Power Electric System as a single, integrated utility system are summarized below.

(i)        Centralized Generation. Black Hills Power will coordinate the efficient use of Black Hills Power’s generation, all of it located in western South Dakota and eastern Wyoming, through centralized dispatch to serve Black Hills Power’s retail and wholesale power customers.

In the short-term future, while CLF&P continues to obtain its full electric requirements from PSCo, Black Hills Power will continue to operate its utility system to serve its customers, both retail and wholesale. During this period Black Hills will integrate the CLF&P Electric System into its centralized integrated resource planning process and plan for CLF&P’s resource requirements for 2008 and beyond.  In the long-term, should the least-cost resource solution for CLF&P entail serving CLF&P from Black Hills Power generation, Black Hills Energy generation, or generation built for CLF&P, or some combination of those resources, Black Hills Power will coordinate the efficient use of those resources for the benefit of the Black Hills Power Electric System and the CLF&P Electric System. Even if the least cost solution for CLF&P will be to procure generating resources from third-party power suppliers, Black Hills Power will be centrally involved in generation and transmission scheduling as necessary to ensure that CLF&P’s requirements are met.

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(ii)        Centralized Operations. Black Hills Power will coordinate the economic dispatch of all utility generation in the Black Hills Power Electric System and coordinate the efficient functioning of the Black Hills Power Electric System, including transmission and distribution systems. Black Hills Power will continue to operate the Black Hills Power transmission system.

In the event a future request for transmission service on CLF&P’s limited transmission facilities is ever received, Black Hills Power will also coordinate the provision of that service, although the CLF&P transmission facilities will continue to be operated locally.

(iii)       Centralized Administration. Black Hills Services will oversee centralized corporate and administrative services required by Black Hills’ Subsidiaries. Black Hills Power, with corporate headquarters in Rapid City, South Dakota, will coordinate utility operations functions with facilities in South Dakota, Wyoming, and Montana.

Black Hills Power and CLF&P will maintain the benefits of localized management in district offices throughout their service areas. Black Hills’ Utility Subsidiaries will remain fully subject to applicable state and federal public utility regulation, which will not be adversely affected by the Acquisition.

(iv)       Centralized Interconnection Management. Black Hills will effectuate the coordinated operations of its generation, transmission, and distribution functions through Black Hills Power’s administration of transmission interconnections sufficient to ensure that the benefits of the centralized control and dispatch of generating assets are realized.

Moreover, the Black Hills Power Electric System and the CLF&P Electric System are interconnected through the WAPA transmission system and their existing transmission service arrangements. Through these existing arrangements and the availability of open access transmission service through open access transmission tariffs on file with FERC, Black Hills

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Power will have ability to arrange the movement of power economically to CLF&P in amounts sufficient to meet its future operating needs.

(v)       Size; Single Area or Region. The combined utility assets of the Black Hills Power Electric System will not be so large as to impair (considering the “state of the art” and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. Black Hills will retain the structure of Black Hills Power to preserve local management in Black Hills Power’s traditional service areas in South Dakota and Wyoming.

The Black Hills Power Electric System and the CLF&P Electric System together will still be a very small utility system, not nearly so large as to impair efficient operations through excessive growth. As noted, Black Hills will retain the structure of Black Hills Power and CLF&P to preserve local management of in Black Hills Power’s and CLF&P’s traditional service areas in South Dakota and Wyoming.

Nothing about the transaction will cause the South Dakota Commission, the Wyoming Commission, FERC, or this Commission to be divested of jurisdiction over Black Hills Power or CLF&P.

(vi)       Section 2(a)(29)(A) – Integration Standards. The Black Hills Power Electric System also fits squarely within existing Commission precedent with respect to the four integration standards set forth in Section 2(a)(29)(A) of the Act, as discussed in greater detail below.

(A)      Interconnection. The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be “physically interconnected or capable of physical interconnection.” The

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requirement that the utility assets of the Black Hills Power Electric System must be physically interconnected or capable of physical interconnection is satisfied by the existing physical interconnections among Black Hills Power’s generation, transmission, and distribution facilities located in western South Dakota, eastern Wyoming, and southern Montana.

(B)       Coordination. Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions, as a single interconnected and coordinated system, “to refer to the physical operation of utility assets as a system in which, among things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs.”40 Black Hills Power centrally dispatches the utility assets of the Black Hills Power Electric System as a means to accomplish the efficient “coordinated” operations required by the Act.

In applying the integration standard, the Commission looks beyond simply the coordination of the generation and transmission within a system to the coordination of other activities.41         The Black Hills Power Electric System will be coordinated in a variety of ways beyond simply the coordination of the generation and transmission within the system. Among other things, administrative and general services will be performed for the Black Hills Power Electric System (as well as the CLF&P Electric System and the CLF&P Gas System and Black Hills’ other subsidiaries) by Black Hills Services. Black Hills will have a single accounting organization which will be managed by a single team in one or more locations. The coordination

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40.         See, e.g., Conectiv Inc., (citing The North American Company, Holding Company Act Release No. 35-3466 (April 14, 1942), aff’d, F.2d 148 (2d Cir. 1943), aff’d on constitutional grounds, 327 U.S. 686 (1946)).

41.         American Electric Power Company, Inc., Holding Company Act Release No. 35-27186 (June 14, 2000) (interconnection through 250 MW uni-directional contract path); UNITIL Corporation, Holding Company Act Release No. 35-25524 (April 24, 1992) (interconnection through NEPOOL); Conectiv, Inc., Holding Company Act Release No. 35-26382 (Feb 25, 1998) (interconnection through PJM, Inc.).

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and integration of the Black Hills Power Electric System is expected to be further achieved through the coordination and integration of information system networks; customer service; procurement organizations; organizational structures for power generation, energy delivery and customer relations; and support services.

(C)      Efficiency. As indicated by the language of Section 2(a)(29)(A) requiring that the coordinated system be “economically operated,” the Commission further analyzes whether the coordinated operation of the system results in economies and efficiencies. The question whether a system will be economically operated under Section 10(c)(2) and Section 2(a)(29)(A) was addressed by the U.S. Court of Appeals for the District of Columbia.42 In that case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition “as a whole” will “tend toward efficiency and economy.”43 As explained above, all aspects of the Black Hills Power Electric System will be centrally and efficiently planned and operated.

(D)      Single Area or Region. As required by Section 2(a)(29)(A), the operations of the Black Hills Power Electric System will clearly be confined to a “single area or region in one or more States.” The Black Hills Power Electric System operates in the contiguous states of South Dakota, Wyoming, and Montana and thereby falls well within Commission precedents related to this requirement.

Other factors demonstrate that the Black Hills Power Electric System will satisfy the single area or region requirement. The Black Hills Power Electric System will operate distribution facilities in only three states, significantly fewer than many existing or proposed

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42.	Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999).
43.	Id. at 1341.

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registered holding company systems.44 The principal generating facilities of the Black Hills Power Electric System are located in two of those states. Accordingly, the Black Hills Power Electric System satisfies the “single area or region” test.

(E)       Size; Localized Management; Efficiency; Regulation. The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the “state of the art” and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation to ensure that it was not large. By any standard, the Black Hills Power Electric System will be small.

Moreover, as noted, the Black Hills Power Electric System will continue to be locally managed within the region. The management of Black Hills and Black Hills Power will remain essentially intact, and the corporate headquarters of Black Hills and Black Hills Power will remain in Rapid City. Black Hills Power will continue to operate through its regional offices with local service personnel and line crews available to respond to customer’s needs. In short, the management structures of Black Hills Power, which is responsive to local needs, will continue to perform to meet customer needs after the Acquisition. Accordingly, the advantages of localized management will not be impaired.

Finally, the Acquisition will not impair the effectiveness of regulation at either the state or Federal level. Black Hills Power will continue to be regulated by the South Dakota Commission, the Wyoming Commission, and the Montana Commission with respect to retail rates, service, and related matters. On the Federal level, Black Hills will be regulated as a single registered holding company, and Black Hills Power will continue to be regulated by FERC with

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44.         As noted, Black Hills Power’s distribution facilities in Montana are extremely limited, and Black Hills Power served only 34 retail customers in Montana in 2003.

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respect to interstate electric sales for resale and transmission services and by the FCC with respect to certain communications licenses.

(F)       Conclusion – The Black Hills Power Electric System will be Integrated Utility System. For all the foregoing reasons, the Commission has ample grounds for finding that the Black Hills Power Electric System will constitute a single, integrated electric utility system within the meaning of the Act.

c.         Acquisition and Retention of the CLF&P Electric System and the CLF&P Gas System. Black Hills requests the Commission to determine that the Black Hills Electric System constitutes a single, integrated electric utility system and that Black Hills be permitted to hold two permitted additional utility systems—the CLF&P Electric System and the CLF&P Gas System. Black Hills’ acquisition of the CLF&P Electric System and the CLF&P Gas System as “additional systems” will not be detrimental to carrying out the provisions of Section 11.

Because the Commission has interpreted the term “integrated public-utility system” to mean a system that is either gas or electric, but not both, Black Hills must demonstrate that it should be entitled to acquire and retain the CLF&P Electric System and the CLF&P Gas System as additional utility systems under the “A-B-C” clauses of Section 11(b)(1). The Commission has held that a registered holding company cannot own properties that are not part of its principal integrated system unless they satisfy the ABC clauses.45 Under those provisions, a registered holding company can own “one or more” additional integrated systems if certain conditions are met. Specifically, the Commission must find that: (A) the additional system “cannot be operated as an independent system without the loss of substantial economies which can be

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45.         See, e.g., United Gas Improvement Co., 9 S.E.C. 52, 65 (1941) (section 11(b)(1) permits more than one integrated system only if the additional system or systems meets the standards of the ABC clauses; a utility subsidiary is not retainable as part of an additional system unless those clauses are satisfied). See also Philadelphia Co., 28 S.E.C. 35 (1948), aff'd, 177 F.2d 720 (D.C. Cir. 1949).

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secured by the retention of control by such holding company of such system” (B) the additional system is located in one state or adjoining states; and (C) the combination of systems under the control of a single holding company is not so large  . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.”

As shown below, the CLF&P Electric System and the CLF&P Gas System currently are, and will continue to be, single, integrated public-utility systems.

Acquisition and Retention of the CLF&P Electric System as Permitted Additional System

The CLF&P Electric System currently is, and will continue to be, a single, integrated public-utility system. The electric transmission and distribution facilities of the CLF&P Electric System are and have been for many years a single, integrated electric system, constituting, as required by the Act, “a system consisting of . . . transmission lines or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair . . . the advantages of localized management, efficient operations, and the effectiveness of regulation.”46 In 1997, the Commission determined the CLF&P Electric System to constitute an integrated electric utility system under circumstances in which the electric operations of CLF&P were to be conducted on a separate and independent basis from those of PSCo, its owner at the time, and CLF&P would procure its electric supply requirements from unaffiliated third parties through a competitive bidding process.47 Under analogous circumstances in which

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46.	Act Section 2(a)(29)(A).

47.           New Century Energies, Inc., Holding Company Act Release No. 35-26748 (August 1, 1997). The Commission noted that conditions for CLF&P in 1997, under which CLF&P acquired its electric supply requirements from unaffiliated third parties through a competitive bidding process, were different from 1943, when PSCo supplied power to CLF&P and the Commission determined CLF&P’s predecessor and PSCo to constitute an integrated electric system. Cities Service Power & Light Co., Holding Company Act Release No. 4489 (August 18, 1943).

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CLF&P will procure its post-Acquisition electric supply requirements from an unaffiliated third party supplier--PSCo--through 2007, the Commission could readily determine, as it determined in 1997, that the CLF&P Electric System constitutes a single, integrated electric utility system.

Black Hills does not provide the Commission with an analysis of the CLF&P Electric System as a separate system, but the record nonetheless permits a finding that there would be a loss of substantial economies if Black Hills were required to divest these properties. By any measure, the CLF&P Electric System is very small.48 As noted above, CLF&P provided electric utility service to 37,806 customers and gas utility service to 30,709 customers as of December 31, 2003.49 In addition, the considerations discussed below in connection with Black Hills’ ownership of the CLF&P Gas System are relevant to Black Hills’ ownership of the CLF&P Electric System. Finally, the Wyoming Commission supports the proposed acquisition. Although the views of interested regulatory authorities are not dispositive of issues arising under section 11(b)(1) of the Act, they receive careful consideration by the Commission.50 To the extent necessary, Black Hills request the Commission to finds that the requirements of Clause A are satisfied with respect to Black Hills’ ownership of the CLF&P Electric System as an additional integrated system.

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48.           The United States Supreme Court has noted: "The Commission may properly regard size of operation to be a relevant factor. One of Congress' concerns in providing the exception involved here was to protect small companies likely to fail if separated from the parent holding company." NEES II, 390 U.S. at 299 n.19.

49.           CLF&P does not own any electric generating assets. CLF&P purchases its full electric requirements from PSCo to serve CLF&P’s customers.

50.	See New Century Energies, Inc., Holding Company Act Release No. 35-26748 (August 1, 1997).

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Black Hills’ acquisition of the CLF&P Electric System does not raise any issues under clauses B or C. With respect to clause B, the principal electric system of the Black Hills Power Electric System is located in South Dakota and Wyoming, while the additional electric system of the CLF&P Electric System is located in Wyoming. As required by clause C, the combination of the Black Hills Power Electric and the CLF&P Electric System under the ownership of Black Hills will not be "so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

Finally, allowing Black Hills to acquire and retain the CLF&P Electric System will be consistent with the Commission’s action in 2000 of allowing Xcel to retain CLF&P upon acquiring New Century Energies, Inc., CLFP’s upstream owner. The Commission determined that given its small size and proximity to the primary Xcel electric system and other additional systems, the CLF&P Electric System readily satisfied the standards for retention under the A-B-C clauses as an additional system.51

Acquisition and Retention of the CLF&P Gas System as Permitted Additional System

The CLF&P Gas System currently also is, and will continue to be, a single, integrated public-utility system.     With respect to the CLF&P Gas System, this case presents a straightforward application of the A-B-C Clause test because only CLF&P has gas distribution facilities. There is no need, as has been the situation with other cases, to analyze whether two previously separate gas systems can constitute a single integrated system.

The CLF&P Gas System has been operating as a single, integrated system for many years, constituting, as required by the Act, “a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by

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51.	New Century Energies, Inc., Holding Company Act Release 25-27212 (August 16, 2000).

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being operated as a single coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.”

CLF&P’s current gas operations satisfy this definition. There will be no change to CLF&P’s gas operations caused by the Acquisition that would affect this conclusion.

CLF&P’s gas operations serve all or a portion of Cheyenne and the area surrounding Cheyenne. This “single area or region” is located wholly within the State of Wyoming. CLF&P’s facilities comprise a physically interconnected network of gas transmission and distribution facilities that derive all of their natural gas from common sources of supply. The management of CLF&P’s gas operations will continue to reside with CLF&P, which will be headquartered in Cheyenne, and the electric and gas distribution companies will continue to share employees and common facilities so long as the Commission does not order divestiture. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management. CLF&P’s gas distribution operations are, and will continue to be, regulated by the Wyoming Commission. The effectiveness of regulation will not be altered or impaired by CLF&P’s acquisition by Black Hills.

CLF&P’s gas operations overlap the territory served by CLF&P’s electric distribution company. This overlap of service territories permits CLF&P to achieve significant synergies in serving both its electric and gas customers which are passed along to those customers in the form of lower rates and better service. The synergies achieved due to CLF&P’s combined gas and electric operations are discussed in the analysis provided as Exhibit J-1 hereto, which identifies

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the additional costs CLF&P’s gas utility would incur if CLF&P were not permitted to retain the system and were instead forced to operate as a stand-alone gas utility. The analysis concludes that requiring divestiture of CLF&P’s gas operations would result in significant lost economies that would negatively impact both Black Hills’ shareholders, through lost revenues and income from gas operations, and the gas customers of the divested gas utility, through higher rates. In order to provide the same level of service as CLF&P currently provides to gas service customers, the divested gas utility would need to make significant investments to duplicate the infrastructure, management, and staff it currently shares with CLF&P’s electric operations, resulting in rate increases for customers. Because the CLF&P Gas System is the only gas distribution system that serves Cheyenne and the vicinity, CLF&P’s gas distribution customers would not be able to avoid the higher costs of a new stand-alone operation by choosing an alternate gas supplier and their rates would increase accordingly.

Black Hills’ acquisition of the CLF&P Gas System does not raise any issues under clauses B or C because Black Hills Power does not own a gas system.

d.	Retention of Other Businesses

Section 11(b)(1) permits a registered holding company to retain “such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public-utility system.” As discussed in considerable detail in the Registration U-1, all of Black Hills’ existing non-utility business interests meet the Commission’s standards for retention. CLF&P does not have any subsidiaries or conduct any other business that are not incidental to its utility operations.

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Section 10(a)(c)(2) – Economies and Efficiencies. The Commission has construed the provisions of clause A to require an affirmative showing by a registrant that an additional system could not be operated under separate ownership without a loss of economies which are "so important as to cause a serious impairment of that system," and "substantial in the sense that they were important to the ability of the additional system to operate soundly."52 The Acquisition will result in the preservation of cost savings and synergies in the near term future and provide other benefits to Black Hills and CLF&P in the future. Accordingly, the Acquisition will tend toward the economical and efficient development of an integrated public-utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

In the near term future, the Acquisition will preserve economies and efficiencies sufficient to satisfy the standards of Section 10(c)(2) of the Act. CLF&P currently is part of the Xcel Energy utility system, and it benefits from its membership in that system through its participation in Xcel Energy’s administrative, management, and operations system. Xcel Energy supports CLF&P with an array of services, just as Xcel Energy supplies such services to the other Xcel Energy Operating Companies. Xcel Energy provides CLF&P with accounting, human resources, employee benefit, information technology, legal, and other management, administrative, and operational services. By supplying those services to a number of its subsidiaries, Xcel Energy is able to achieve efficiencies and economies of scale, the benefits of which accrue to CLF&P and its Xcel Energy affiliates.

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52.         New Century Energies, Inc., Holding Company Act Release No. 35-26748 (August 1, 1997); New England Electric System, 41 S.E.C. at 892-93. The Commission has variously phrased the rule under clause A. See NEES I, 384 U.S. at 181, citing, among other orders, Philadelphia Co., 28 S.E.C. at 46 ("For the economies to be 'substantial,' they must be 'important' in the sense that they are of such nature that their loss would cause a serious economic impairment of the system.").

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Following the Acquisition and a brief transition period, during which time Xcel Energy will continue to provide CLF&P with certain operational and administrative services at cost under a transition services agreement between Xcel Energy and CLF&P,53 Black Hills Services will begin providing CLF&P with a full range of administrative, management, and operational services, comparable to the services provided to Black Hills Power.

Black Hills’ provision of support services to CLF&P will preserve to CLF&P the benefits it previously enjoyed as part of the Xcel Energy system. Just as Xcel Energy achieved efficiencies and economies of scale by supplying services to a number of its subsidiaries, Black Hills will be able to achieve efficiencies and economies of scale by supplying services to its various subsidiaries. The benefits of efficiencies and economies of scale will accrue to CLF&P.

In addition to the cost savings preserved for CLF&P by remaining a member of a holding company system that provides support services on a centralized basis, CLF&P will benefit by Black Hills’ integration of CLF&P into Black Hills’ financial structure and Black Hills Power’s integrated resource planning processes. By integrating CLF&P into its financial structure, Black Hills will provide CLF&P with the benefit of access to financial resources that could permit CLF&P to develop generation to serve its load or otherwise to finance facilities that will benefit CLF&P’s customers. By integrating CLF&P into Black Hills Power’s integrated resource planning processes, Black Hills will cause CLF&P to accrue the benefits of participation in a least-cost planning process that will help CLF&P to serve its customers reliably, efficiently, and on a least-cost basis following expiration of CLF&P’s full requirements contract with PSCo in 2008.

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53.         In negotiations for the Acquisition Agreement, Xcel Energy and Black Hills agreed to a framework for a transition services agreement. A copy of the framework is attached as Schedule 9.10 to the Acquisition Agreement.

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Other Benefits. In addition to the foregoing benefits, Black Hills believes that the Acquisition will provide substantial strategic and financial benefits to Black Hills’ shareholders and Black Hills Power’s and CLF&P’s employees and customers. These benefits include:

Expanded Distribution System. Black Hills will increase the number of its electric distribution customers by 63% to approximately 98,000 customers and will use its existing distribution facilities to: (1) improve reliability and customer satisfaction; (2) share best practices and systems while also respecting each company’s commitment to its local community and service territory; (3) capture synergies and economies of scale; and (4) pursue additional growth through market extension and strategic acquisitions.

Strategic Fit and Compatibility. Black Hills Power, with its generation focus and substantial number of distribution customers, and CLF&P, with its distribution focus, have complementary strategies and compatible corporate cultures and visions of the future of the energy business. The companies have a shared commitment to supporting and participating in competitive electric markets, are already competing in deregulated markets and are prepared for further industry restructuring.

Future Growth Opportunities. The Acquisition is expected to provide an impetus for the further expansion and consolidation of the regulated utility business of Black Hills.

4	Section 10(f) – Compliance with State Law
Section 10(f) provides that:

The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

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As described below under Item 4, “Regulatory Approvals,” and as evidenced by the filings before the Wyoming Commission, Black Hills’ acquisition of CLF&P will be consummated in compliance with all applicable State laws related to the Acquisition.

Item 4.	Regulatory Approvals

Set forth below is a summary of the regulatory approvals that Black Hills, CLF&P, and Xcel Energy have obtained or expect to obtain in connection with the Acquisition. It is a condition to the consummation of the Acquisition that final orders relating to the Acquisition be obtained from the Commission under the Act and from the various Federal and State commissions described below and that those orders not impose terms or conditions which could reasonably be expected to have a material adverse effect on the business, operation, properties, or financial conditions of Black Hills, CLF&P, or Xcel Energy.

A.	Antitrust Laws

The HSR Act and the regulations thereunder prohibit certain transactions (including the Acquisition) until certain information has been submitted to the Antitrust Division of the Department of Justice and the FTC and the specified HSR Act waiting period requirements have been satisfied. Black Hills and Xcel Energy submitted the Notification and Report Forms and all required information to the DOJ and FTC on May 7, 2004. The waiting period expired on May 17, 2004.

The expiration or earlier termination of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Acquisition on antitrust grounds. Black Hills, however, believes that the Acquisition will not violate Federal antitrust laws.

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B.	Federal Power Act

Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from FERC. Under Section 203 of the Federal Power Act, FERC will approve a utility acquisition if it finds that the Acquisition is “consistent with the public interest.” In reviewing an acquisition, FERC evaluates three factors: (1) whether the acquisition will adversely affect competition; (2) whether the acquisition will adversely affect cost based power or transmission rates; and (3) whether the acquisition will impair the effectiveness of regulation. On June 14, 2004, Black Hills and CLF&P filed a combined application with FERC requesting FERC to approve the Acquisition under Section 203 of the Federal Power Act. FERC approved the Acquisition on September 20, 2004. The FERC order is provided as Exhibit D-1.2.

C.	State Public Utility Regulation

CLF&P is currently subject to the jurisdiction of the Wyoming Commission. On March 22, 2004, Black Hills and CLF&P filed an application for approval of the Acquisition and related matters with the Wyoming Commission. As noted, the Wyoming Commission approved the Acquisition on August 26, 2004. The order of the Wyoming Commission, which is now final and non-appealable, is provided as Exhibit D-2.2. No approvals from the South Dakota Commission are required for the Acquisition.

D.	Public Utility Holding Company Act

Xcel Energy is currently a registered holding company subject to jurisdiction of the Commission under the Act. Xcel Energy filed an Application with the Commission on May 14,

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2004 under Section 12 of the Act seeking the approval of the Commission to sell the securities in CLF&P which it currently holds to Black Hills in connection with the Acquisition.

E.	Other

CLF&P possesses municipal franchises, environmental permits and other licenses, including FCC licenses, that it may need to assign or replace as a result of the Acquisition. Black Hills and CLF&P do not anticipate any difficulties obtaining such assignments, renewals, and replacements. Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

Pursuant to Rule 24 under the Act, Black Hills represents that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, this Application no later than December 31, 2004.

Item 5.	Procedure

Black Hills hereby requests that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to the Application by October 25, 2004, with such notice specifying November 15, 2004, as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. Black Hills hereby: (1) waives a recommended decision by a hearing officer; (2) waives a recommended decision by any other responsible officer or the Commission; (3) consents to the Division of Investment Management’s assistance in the preparation of the Commission’s decision; and (4)

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waives a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6.	Exhibits and Financial Statements
A.	Exhibits

Exhibit No.	Description of Document	Method of Filing
B-1	Stock Purchase Agreement (Acquisition Agreement)	Filed in paper under Form SE
B-2	Black Hills Services’ forms of Services Agreement	Filed with Registration U-1
D-1.1	Joint Application of Black Hills and CLF&P to FERC re Acquisition (excluding exhibits and testimony which Black Hills will supply upon request of the Commission)	Filed in paper under Form SE
D-1.2	Order of FERC Approving the Acquisition	Filed in paper under Form SE
D-2.1	Application of Black Hills and CLF&P Before the Wyoming Commission Regarding the Acquisition (excluding exhibits and testimony which Black Hills will supply upon request of the Commission)	Filed in paper under Form SE
D-2.2	Order of the Wyoming Commission Approving the Acquisition	Filed in paper under Form SE
E-1	Maps of Service Area and Transmission System of Black Hills Power	Filed in paper under Form SE
E-2	Maps Electric and Gas Service Areas and Transmission System of CLF&P	Filed in paper under Form SE
E-4	Black Hills Corporate Organizational Chart (After Acquisition)	Filed in paper under Form SE
F-1	Preliminary Opinion of Counsel to Black Hills	Filed by amendment
F-2	Past-Tense Opinion of Counsel to Black Hills	Filed by amendment
H-1	Annual Report of Black Hills on Form 10-K for the Year Ended December 31, 2003	Incorporated by reference, File No. 001-31303
H-2	Annual Report of Xcel Energy on Form 10-K for the year ended December 31, 2003	Incorporated by reference, File No. 000-31387
H-3	Quarterly Report of Black Hills on Form 10-Q for the Quarter ended March 31, 2004	Incorporated by reference, File No 001-31303
H-4	Quarterly Report of Xcel Energy on Form 10-Q for the Quarter ended March 31, 2004	Incorporated by reference, File No. 000-31387
H-5	Quarterly Report of Black Hills on Form 10-Q for the Quarter ended June 30, 2004	Incorporated by reference, File No. 001-31303
H-6	Quarterly Report of Xcel Energy on Form 10-Q for the Quarter ended June 30, 2004	Incorporated by reference, File No. 000-31387
H-7	Quarterly Report of Black Hills on Form 10-Q for the Quarter ended September 30, 2004	Incorporated by reference, File No. 001-31303

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H-8	Quarterly Report of Xcel Energy on Form 10-Q for the Quarter ended September 30, 2004	Incorporated by reference, File No. 000-31387
I-1	List and Description of Subsidiaries and Investments of Black Hills Corporation	Filed with Registration U-1
I-2	Existing Financing Arrangements of Black Hills’ Subsidiaries	Filed with Registration U-1
J-1	Analysis of the Economic Impact of a Divestiture of the Gas Operations of CLF&P	Filed Herewith
N-1	Proposed Form of Notice	Filed Herewith

B.	Financial Statements

Exhibit No.	Description of Document	Method of Filing
FS-1	Historical Consolidated Financial Statements of Black Hills

Incorporated by reference to Annual Reports on Form 10-K of Black Hills for the years ended 2003, 2002, and 2001 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, and June 30, 2004, File No. 001-31303

FS-2	Historical Consolidated Financial Statement of CLF&P

Incorporated by reference to Annual Reports on Form 10-K of Xcel Energy for the years ended 2003, 2002, 2001 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, and June 30, 2004.

FS-3	Unaudited Pro Forma Financial Statements of Black Hills, Giving Effect to the Acquisition	Filed by amendment

Item 7.	Information as to Environmental Effects

Neither the proposed Acquisition nor any other transaction for which authorization or approval is sought herein involves a “major federal action” or “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42. U.S.C. 4321 et seq. No Federal agency is preparing an environmental impact statement with respect to this matter.

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK HILLS CORPORATION
		/S/	David R. Emery
Date: December 29, 2004	By:	_________________________________________
	Name:	David R. Emery
	Title:	President and Chief Executive Officer

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